EXHIBIT 99.1

RADVISION TO REPORT FIRST QUARTER 2012 RESULTS ON
MAY 14th; UPDATES GUIDANCE

Press Release: RADVISION – April 4, 2012

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, announced today that it will report financial results for the first quarter of 2012 on Monday, May 14, 2012. The press release will be issued at approximately 8:00 a.m. (Eastern). There will be no conference call.

The Company noted that it expects to report revenues and non-GAAP net loss per share for the first quarter of 2012 approximately in line with its previous guidance of $17 million and $0.37 per diluted share, respectively. However, it now expects the GAAP net loss per diluted share to be $0.47 to $0.49 due to the recognition of expenses related to its recently announced merger agreement with Avaya. On February 8th, the Company forecasted a GAAP net loss of $0.41 per diluted share for the first quarter.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION

Corporate:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com

or

Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net